Filed pursuant to 433, Reg No. 333-173125, March 28, 2011

HERTZ ANNOUNCES SALE OF 50,000,000 SHARES OF COMMON STOCK BY SELLING STOCKHOLDERS

PARK RIDGE, NJ; March 28, 2011 — Hertz Global Holdings, Inc. (NYSE: HTZ) (“Hertz Holdings”) announced today the sale of 50,000,000 shares of common stock by the investment funds associated with Clayton, Dubilier & Rice, LLC, The Carlyle Group and Bank of America Merrill Lynch that currently hold shares of Hertz Holdings’ common stock to Goldman, Sachs & Co. as the sole underwriter in the registered public offering of those shares. All of the shares are being sold on a pro rata basis by these investing funds, which are existing stockholders of Hertz Holdings, in accordance with their current interests.  Following the offering, the investment funds will continue to beneficially own an aggregate of approximately 160 million shares, or approximately 39% in the aggregate, of Hertz Holdings’ outstanding common stock after giving effect to the offering.  The total number of outstanding shares of Hertz Holdings’ common stock will not change as a result of the offering.

Based on currently available information, we expect worldwide revenues for the first quarter of 2011 to be up about 6% to 7% compared to the first quarter of 2010.  We further expect that worldwide car rental revenues for the same period will be about 5% to 6% higher and worldwide equipment rental revenues will be about 11% to 12% above the first quarter of 2010.

We believe that first quarter 2011 worldwide car rental revenue will be adversely impacted by the number and severity of winter storms in January and February, offset in part by improving rental prices in late February and into March as industry fleets tightened and seasonal demand began to build.  We expect double-digit growth in U.S. off-airport total revenue in the first quarter of 2011.  Our Advantage car rental business has added five new locations since the beginning of 2011, helping to drive continued revenue expansion and greater penetration of the airport leisure market.  Inbound rentals to the U.S. continue strong as a result of our global network.  We believe that our rental car exposure to the earthquake-devastated Japanese market is limited to a referral partnership with Toyota that represents less than $50 million in annual revenue.

Worldwide equipment rental revenue during the first quarter of 2011 is anticipated to be stronger than we previously expected as a result of more robust volumes and improving pricing, especially in the aerial equipment category.  We are seeing a strong rebound in the western United States, one of the hardest hit regions for equipment rental, led by new and re-instituted industrial projects.  Also, some early signs of non-residential construction jobs starting in California and Florida have been encouraging.  While we are hopeful that these fundamentals are sufficient to drive a year-over-year increase in worldwide equipment rental revenue pricing in the first quarter of 2011, we are more confident that with the accelerating recovery in the equipment rental market, we will achieve that milestone in the second quarter of 2011.

We expect Corporate EBITDA during the first quarter of 2011 to increase about 25% to 35% compared to the first quarter of 2010, and adjusted net loss during the first quarter of 2011 to be in the range of about $22.2 million to $17.3 million, a substantial improvement over our adjusted net loss of $49.3 million in the first quarter of 2010.  Profitability is benefitting from higher-than-expected residual values, especially on Japanese used cars as a result of limited new-car inventory.  In this regard, we understand that Japanese automakers have substantially reduced production in Japan due to facility damage from the earthquake.  The net book value of Japanese vehicles in our worldwide car rental fleet currently represents about 40% of the net book value of our total worldwide car rental fleet, a percentage we believe to be higher than our competitors, which should allow us to benefit more than our competitors from this increase in resale values.  We expect to continue to balance our car sales activity between satisfying demand for car rental and opportunistically taking advantage of a strong resale values in the used car market.

Finally, we believe we are well-positioned in terms of fleet capacity and that we will receive a majority of our spring fleet orders.  Also, we can slow down the rotation of our fleet in the event Japanese auto production delays disrupt our fleet requirements.  If the Japanese automakers are able to satisfy our existing orders, we believe we can still use the additional fleet to meet expected demand or sell additional vehicles into a strong resale market which should keep our fleet tight through the peak summer season.

The implications of tighter fleets, increasing rental pricing and all-time high residual values could provide upside for the rest of the year.  However, the strength and resiliency of these favorable trends will be more clear in the second quarter.

The results described above are estimated, preliminary and may change. Because we have not completed our normal quarterly closing and review procedures for the quarter ended March 31, 2011, and subsequent events may occur that require adjustments to these results, there can be no assurance that the final results for the quarter ended March 31, 2011 will not differ materially from these estimates. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP.

Corporate EBITDA is a non-GAAP measure. Management believes that Corporate EBITDA is useful in measuring the comparable results of the Company period-over-period. The GAAP measures most directly comparable to Corporate EBITDA are (i) pre-tax income and cash flows from operating activities, (ii) pre-tax income and (iii) net income, respectively. Management believes that adjusted net income is important because it represents our operational performance exclusive of the effects of purchase accounting, non-cash debt charges, one-time charges and items that are not operational in nature or comparable to those of our competitors.  The GAAP measure most directly comparable to adjusted net income is income before income taxes.  Because of the forward-looking nature of the Company’s forecasted Corporate EBITDA and adjusted net loss, specific quantifications of the amounts that would be required to reconcile forecasted cash flows from operating activities, pre-tax income, net income and income before taxes are not available. The Company believes that there is a degree of volatility with respect to certain of the Company’s GAAP measures, primarily related to fair value accounting for its financial assets (which includes the Company’s derivative financial instruments), its income tax reporting and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude the Company from providing accurate forecasted GAAP to non-GAAP reconciliations. Based on the above, and the efforts that would be required to provide the relevant reconciliations, the Company believes that providing estimates of the amounts that would be required to reconcile the range of the non-GAAP Corporate EBITDA to forecasted cash flows from operating activities, pre-tax income and net income and non-GAAP adjusted net loss to income before income taxes would imply a degree of precision that would be confusing or misleading to investors for the reasons indentified above.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Hertz

Hertz is the world’s largest general use car rental brand, operating from approximately 8,500 locations in 146 countries worldwide. Hertz is the number one airport car rental brand in the U.S. and at 83 major airports in Europe, operating both corporate and licensee locations in cities and airports in North America, Europe, Latin America, Asia, Australia and New Zealand. In addition, the Company has licensee locations in cities and airports in Africa and the Middle East. Product and service initiatives such as Hertz #1 Club Gold®, NeverLost® customized, onboard navigation systems, SIRIUS XM Satellite Radio, and unique cars and SUVs offered through the Company’s Prestige, Fun and Green Collections, set Hertz apart from the competition. In 2008, the Company launched Connect by Hertz, entering the global car sharing market in London, New York City and Paris. Hertz also operates one of the world’s largest equipment rental businesses, Hertz Equipment Rental Corporation, offering a diverse line of equipment, including tools and supplies, as well as new and used equipment for sale, to customers ranging from major industrial companies to local contractors and consumers from approximately 320 branches in the United States, Canada, China, France, Spain and Italy.

Forward-Looking Statements

Certain statements contained in this press release include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Some important factors that could affect our actual results include, among others, those that may be disclosed from time to time in subsequent reports filed with the Securities and Exchange Commission (“SEC”) and the following: levels of travel demand, particularly with respect to airline passenger traffic in the United States and in global markets; significant changes in the competitive environment, including as a result of industry consolidation, and the effect of competition in our markets, including on our pricing policies or use of incentives; occurrences that disrupt rental activity during our peak periods; our ability to achieve cost savings and efficiencies and realize opportunities to increase productivity and profitability; an increase in our fleet costs as a result of an increase in the cost of new vehicles and/or a decrease in the price at which we dispose of used vehicles either in the used vehicle market or under repurchase or guaranteed depreciation programs; our ability to accurately estimate future levels of rental activity and adjust the size of our fleet accordingly; our ability to maintain sufficient liquidity and the availability to us of additional or continued sources of financing for our revenue earning equipment and to refinance our existing indebtedness; safety recalls by the manufacturers of our vehicles and equipment; a major disruption in our communication or centralized information networks; financial instability of the manufacturers of our vehicles and equipment; any impact on us from the actions of our licensees, franchisees, dealers and independent contractors; our ability to maintain profitability during adverse economic cycles and unfavorable external events (including war, terrorist acts, natural disasters and epidemic disease); shortages of fuel and increases or volatility in fuel costs; our ability to successfully integrate future acquisitions and complete future dispositions; our ability to maintain favorable brand recognition; costs and risks associated with litigation; risks related to our indebtedness, including our substantial amount of debt, our ability to incur substantially more debt and increases in interest rates or in our borrowing margins; our ability to meet the financial and other covenants contained in our senior credit facilities, our outstanding unsecured senior notes and certain asset-backed and asset-based arrangements; changes in accounting principles, or their application or interpretation, and our ability to make accurate estimates and the assumptions underlying the estimates, which could have an effect on earnings; changes in the existing, or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect our operations, the cost thereof or applicable tax rates; changes to our senior management team; the effect of tangible and intangible asset impairment charges; the impact of our derivative instruments, which can be affected by fluctuations in interest rates and commodity prices; and our exposure to fluctuations in foreign exchange rates.

Additional information concerning these and other factors can be found in our filings with the SEC, including our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

You should not place undue reliance on forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.